July 28, 2008

Ms. Angela Crane

Branch Chief

Securities and Exchange Commissions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Millipore Corporation

Form 10-K for the fiscal year ended December 31, 2007

File No. 1-09781

Dear Ms. Crane:

This letter responds to comments concerning the above referenced filings by Millipore Corporation (“Millipore”) in your letter dated July 14, 2008. For ease of reference, we have recited each comment and provided responses to each comment immediately thereafter.

Form 10-K for the year ended December 31, 2007

Critical Accounting Estimates, page 48

Income Taxes, page 82

Comment #1: We note on page 83 that you recorded $13.6 million of previously unrecognized tax benefits as a result of the completion of tax examinations and lapse of statute of limitations. We also note on page 36 that the reversal of reserves related to uncertain tax positions upon the completion of the tax examinations contributed to the higher EPS. Please explain to us the facts and circumstances connected to the reversal of these reserves. Also, to help the readers of your financial statements understand your current estimates for uncertain tax position, consider revising your critical accounting policies in future filings to discuss in greater detail the nature of estimates and uncertainties about those estimates inherent to your income tax policy, including how you determine the estimates. You also might want to consider including a discussion about how different assumptions, methods or conditions could effect your financial statements.

Response:

We reverse income tax reserves and recognize tax benefits associated with our uncertain tax positions in accordance with paragraph 10 of FASB Interpretation No. 48 (“FIN 48”).

A summary of the reversal of reserves for uncertain tax positions during 2007 is as follows:

Uncertain Tax Positions	Years Established	Years Reversed	Amounts
Transfer pricing arrangements between Millipore and its Irish operating subsidiary	2002 / 2003	2007	$11.9 million

Serologicals pre-acquisition tax returns	Purchase accounting in 2006	2007	$1.7 million

Total			$13.6 million

The reserves established for uncertain tax positions relating to transfer pricing arrangements between Millipore and its Irish operating subsidiary were reversed in 2007 ($9.1 million in the first quarter and $2.8 million in the third quarter) when the statute of limitations for the 2002 and 2003 tax years expired in the respective fiscal quarters. This complies with paragraph 10(c) of FIN 48 because there was no effective settlement with the tax authorities concerning these transfer pricing positions prior to the expiration of the statute of limitations. These reversals were recorded as a reduction to our 2007 provision for income taxes.

We established reserves for certain uncertain tax positions relating to Serologicals Corporation (“Serologicals”) pre-acquisition tax returns upon our acquisition of Serologicals. We reversed $1.7 million of such reserves in the 2007 third quarter upon the expiration of the statute of limitations for these tax returns in accordance with paragraph 10(c) of FIN 48. The reversals of these reserves did not affect the 2007 provision for income taxes because they were established in purchase accounting and related to the pre-acquisition periods.

We note the Staff’s comment about expanded disclosures in our future filings and will include additional disclosures accordingly.

12. Stock Plans and Stock-Based Compensation, page 83

Stock-Based Compensation Expense, page 85

Comment #2: There does not appear to be any basis or context in U.S. GAAP for computing the per share effects of a form of compensation after the year of adoption of

SFAS 123(R). Accordingly, in future filings please remove share-based compensation effects on earnings per share from the financial statements or explain to us why such presentation is appropriate.

Response: We note the Staff’s comment and will revise future filings in response to your comment stated above.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings described herein. We acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLIPORE CORPORATION

By:	/s/ Charles F. Wagner, Jr.
Charles F. Wagner, Jr.
Vice President and Chief Financial Officer